NXT ANNOUNCES THE EXECUTION OF SFD SURVEY CONTRACT AND COMMENCEMNT OF COLOMBIAN OPERATIONS

Wednesday, May 13, 2009

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce the execution of a contract with a Canadian-based international oil and gas company to conduct an SFD survey in Colombia and the commencement of these survey operations.  The fee for this survey is U.S. $2.3 million.  This contract represents the negotiated “definitive agreement” as discussed in NXT’s December 31, 2009 Financial Statements and Management’s Discussion and Analysis.

Murray Christie, NXT’s COO states “Colombia, with attractive fiscal terms, political stability and strong industry growth, is an exciting country for NXT to initiate operations in Latin America.  Our SFD survey system is well suited to meet the technical, logistical and financial challenges associated with surveying the large under-explored basins of Colombia.”

The Company has executed an aircraft charter agreement with Air Partners Corp. to provide aircraft, crew and maintenance services for SFD survey operations utilizing their fleet of Cessna Citation 560 series jet aircraft.  NXT’s minimum aircraft charter commitment under this agreement is Cdn. $400,000 over the next 12 months.

NXT and Air Partners are preparing for an immediate aircraft ferry flight from Canada to Colombia.  SFD surveys are planned to commence in Colombia this month with delivery of the preliminary SFD survey report to our client scheduled for the end of June.

Air Partners Corp., in conjunction with its parent Morgan Air Services, has provided aviation related services worldwide since 1983.  The Air Partner team consists of respected aviation experts and industry leaders including, most notably, their President & CEO, Mr. Tim Morgan.  In 1995, Mr. Morgan became one of four founding shareholders of WestJet Airlines Ltd. and served as Executive Vice-President of Operations until 2005.  Today Westjet is the second largest air carrier in Canada.

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and reservoir potential.  Our service provides an efficient, cost effective method for surveying large tracts of land and delivering an inventory of high impact SFD qualified prospects.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group
Suite 1400, 505 3rd Street, S.W.,	Suite 300, 1032 17th Ave. S.W.
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2T 0A5
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

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Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan,", ”schedule”, "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

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